Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of May, 2006

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X    Form 40-F
                                  -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No    X
                                 -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable

                           Converium Holding Ltd, Zug

Zug, Switzerland - May 23, 2006 - Markus Krall appointed as Chief Risk Officer of Converium.

Converium announces the appointment of Markus Krall as Chief Risk Officer and member of the Company's Global Executive Committee, effective July 1, 2006, replacing Hans-Peter Boller. Markus Krall (43), a German citizen, is currently a senior partner at McKinsey & Company in Frankfurt and Head of the Risk Management Practice in Central Europe.

Inga Beale, Chief Executive Officer, commented: "I would like to thank Hans-Peter Boller for his valued contribution and committed service to Converium and wish him every success for his future endeavors."

Inga Beale continued: "I am very pleased that Markus Krall will join Converium to lead our risk management teams. He has built an impressive track record in strategic risk management consulting, involving some of the world's leading financial services institutions. On this basis Markus Krall has gained an in-depth insight into a wide variety of relevant areas such as risk-based capital management. He also brings to Converium a broad and holistic perspective of enterprise risk management which is of increasing interest to our industry's stakeholders, including the rating agencies."


CV:
Dr. Markus Krall is currently a senior partner at McKinsey & Company in Frankfurt and Head of the Risk Management Practice in Central Europe as well as a member of the Global Leadership Group of the Risk Management Practice. In this role he has lead a portfolio of global risk management assignments and projects spanning banking and insurance in Europe, the United States, Middle East, Asia and Australia. Among the clients Dr. Krall served were several of the global top 20 financial services providers, regulatory bodies and supranational institutions. He covers his current role since 2003 when he joined McKinsey & Company.

Dr. Krall started his professional career at Allianz AG Holding in Munich in 1991 as a member of the Executive Board's staff. In 1994, he moved to the consulting profession with a focus on financial services, first for the Boston Consulting Group in Frankfurt, then, as from 1997, for Oliver Wyman & Company where he specialized in risk management for financial services institutions and was elected Partner and Director in 2000.

Dr. Krall, a German citizen, holds a diploma and a Ph.D. in economics from the University Freiburg i. Br. (Germany). He completed his postgraduate studies at the Imperial University of Nagoya (Japan).

                                  * * * * * * *

Enquiries
Esther Gerster                                  Zuzana Drozd
Head of Public Relations                        Head of Investor Relations

esther.gerster@converium.com                    zuzana.drozd@converium.com

Phone:      +41 (0) 44 639 90 22                Phone:      +41 (0) 44 639 91 20
Fax:        +41 (0) 44 639 70 22                Fax:        +41 (0) 44 639 71 20

About Converium
Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 600 people in 20 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated aviation business portfolio. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.

                                  * * * * * * *
Important Disclaimer
This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'seek to', 'expects', 'should continue', 'believes', 'anticipates', 'estimates' and 'intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, certain financial guidance, e.g. related to the tax rate of the Company, the reduction of North American net reserves, the acquisition costs ratio and the costs of the Corporate Center, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Inga Beale
                                                    Name:  Inga Beale
                                                    Title: CEO




                                               By:  /s/ Christian Felderer
                                                    Name:  Christian Felderer
                                                    Title: General Legal Counsel



Date: May 24, 2006